UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                METALS USA, INC.
                                (Name of Issuer)
                                  COMMON STOCK
                         (Title of Class of Securities)

                                   591324 10 8
                                 (CUSIP Number)


JOHN A. HAGEMAN, SR VICE PRESIDENT & GENERAL COUNSEL, THREE RIVERWAY, SUITE 600, HOUSTON, TX 77056 TELEPHONE: 713-965-0990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                NOVEMBER 20, 1997
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.:   591324 10 8

    1     NAME OF REPORTING PERSON
           S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON
          Thomas J. Shapiro - SSN: ###-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                                    (b) X
    3     SEC USE ONLY

    4     SOURCE OF FUNDS
          SC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)   [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

    NUMBER OF         7    SOLE VOTING POWER
      SHARES               2,242,403
   BENEFICIALLY
     OWNED BY         8    SHARED VOTING POWER
       EACH                276,461
    REPORTING
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH                2,242,403

                     10    SHARED DISPOSITIVE POWER
                           276,461

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,518,864

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8%

          TYPE OF REPORTING PERSON

   14     IN

ITEM 1.  SECURITY AND ISSUER.
      This statement relates to the common stock (the "Common Stock"), of Metals USA, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Three Riverway, Suite 600, Houston, Texas, 77056.

ITEM 2.  IDENTITY AND BACKGROUND.
            This statement is being filed by Thomas J. Shapiro. The present principal occupation of Mr. Shapiro is to serve as President of Wayne Steel, Inc. (a wholly owned subsidiary of the Issuer), and his business address is 1070 West Liberty Street, Wooster, Ohio 44691. Mr. Shapiro maintains citizenship in the United States of America. Mr. Shapiro has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
      Mr. Shapiro acquired the securities pursuant to an Agreement and Plan of Merger dated October 29, 1997 between WS Acquisition Corp., Wayne Steel, Inc., its Stockholders and the Issuer (the "Agreement"), pursuant to which the Issuer acquired all of the outstanding capital stock of Wayne Steel, Inc. on November 21, 1997. There was no financing used to purchase these shares and no applicable source of funds.

ITEM 4.  PURPOSE OF TRANSACTION.
      Mr. Shapiro acquired the shares of Common Stock described herein in connection with the Issuer's acquisition of all of the outstanding capital stock of Wayne Steel, Inc. Mr. Shapiro intends to review his investment in the Issuer on an ongoing basis and, depending on the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Mr. Shapiro, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of his investment in the Issuer.
      Other than as described above, Mr. Shapiro does not have any plan or proposal that would result in any of the consequences listed in paragraphs (a) -
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
      Mr. Shapiro beneficially owns 2,518,864 shares of Common Stock, representing approximately 8% of the shares of Common Stock outstanding (determined in accordance with Rule 13d-3).
      Mr. Shapiro has sole voting power over 2,242,403 shares of Common Stock, and shared dispositive power over 276,461 shares of Common Stock. Mr. Shapiro shares dispositive power over such 276,461 shares with Stephen L. Shapiro ("Mr. Stephen Shapiro"). The present principal occupation of Mr. Stephen Shapiro is _______________________. His business address is_______________________________.
Mr. Stephen Shapiro maintains citizenship in the United States of America. Mr. Stephen Shapiro has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

      Except as described herein, Mr. Stephen Shapiro has not effected any transactions in the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            In connection with the transactions contemplated by the Agreement, Mr. Shapiro agreed to certain restrictions regarding the resale of the Shares, and the Issuer granted Mr. Shapiro certain registration rights.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
      None.

                                    SIGNATURE
      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 1, 1997                    _______________________________
                                    Thomas J. Shapiro